Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com	MEMBERS Life Insurance Company

April 18, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MEMBERS Life Insurance Company MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity Pre-Effective Amendment 1 to Registration Statement on Form S-1, File No. 333-276342

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) Pre-Effective Amendment No. 1 on Form S-1 (the “Registration Statement”) for certain Flexible Premium Deferred Variable and Index Linked Annuity Contracts (the “Contracts”). The Company no longer issues new Contracts. The Registration Statement is being filed solely for the purpose of replacing the current registration statement for the Contracts which will expire three years after its effective date pursuant to Rule 415(a)(5) under the 1933 Act.

The Company represents that the Registration Statement is substantially similar to the Post-Effective Amendment No. 2 to the current registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (the “Commission”) on April 13, 2023 (File No. 333-249535) (the “Prior Registration Statement”) which the Commission staff made effective on May 1, 2023.  The Company notes that there have been no changes to the terms of the Contracts.

The Registration Statement includes current financial information as well as updated certain other information and is complete. Changes from the Prior Registration Statement include updated disclosure and clarifying changes made to reflect the Staff’s comments with respect to the Company’s other registered products.  The Registration Statement also incorporates changes made in response to comments from the Staff following its review of the registration statement for the Contracts filed on Form S-1 with the Commission on January 2, 2024. Based on the aforementioned, the Company respectfully requests that the Commission staff afford the Registration Statement expedited review.

U.S. Securities and Exchange Commission

April 18, 2024

The Company relies on the permission granted under Regulation S-X §3-13 by the Commission in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

Requests for acceleration of the effective date of the Amendment from the Company and principal underwriter of the Contracts, which were filed on April 18, 2024, request an effective date of May 1, 2024, or as soon thereafter as reasonably practicable. If you have any questions regarding the Registration Statement, please contact the undersigned at 608-665-4184.

Sincerely,

/s/Britney Schnathorst

Britney Schnathorst

cc: Thomas Bisset, Esq.